# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973204
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO,, CHAOYANG DISTRICT, BEIJING, China (F4), 100016
Date of event which requires filing of this statement: 10/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,278,516; sole dispositive power 0; shared dispositive power 1,278,516; aggregate amount beneficially owned 1,278,516 (7.09% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,278,516; sole dispositive power 0; shared dispositive power 1,278,516; aggregate amount beneficially owned 1,278,516 (7.09% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,278,516; sole dispositive power 0; shared dispositive power 1,278,516; aggregate amount beneficially owned 1,278,516 (7.09% of the class)

## Item 1. Issuer
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of October 2, 2025, Bigger Capital beneficially owned 1,278,516 Class A Ordinary Shares. In addition, Bigger Capital beneficially owned 1,258,797 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, which are not included in the amount deemed to be beneficially owned by the Reporting Persons.

The amount does not include: (i) 2,537,313 Class A Ordinary Shares issuable upon the exercise of Series A Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation, and (ii) 2,537,313 Class A Ordinary Shares issuable upon the exercise of Series B Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the 1,278,516 Class A Ordinary Shares beneficially owned by Bigger Capital. Does not include: (i) 1,258,797 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by Bigger Capital, (ii) 2,537,313 Class A Ordinary Shares issuable upon the exercise of Series A Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation, owned by Bigger Capital, and (iii) 2,537,313 Class A Ordinary Shares issuable upon the exercise of Series B Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation, owned by Bigger Capital.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Class A Ordinary Shares owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the Class A Ordinary Shares beneficially owned by Bigger Capital. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on the aggregate of: (i) 11,635,568 Class A Ordinary Shares outstanding immediately prior to the offering and (ii) 6,392,580 Class A Ordinary Shares being offered (excluding the Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants) based upon the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on October 2, 2025.

As of October 2, 2025, each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 7.09% of the outstanding Class A Ordinary Shares. As of October 3, 2025, each of Bigger Capital and Bigger GP had no beneficial ownership due to: (i) the sale of 1,278,516 Class A Ordinary Shares, and (ii) the sale of 1,258,797 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation.

As of October 2, 2025, Mr. Bigger may be deemed to beneficially own approximately 7.09% of the outstanding Class A Ordinary Shares. As of October 3, 2025, Mr. Bigger had no beneficial ownership due to: (i) the sale of 1,278,516 Class A Ordinary Shares, and (ii) the sale of 1,258,797 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation.

Regarding Item 5 below, as of October 3, 2025, the Reporting Persons sold all the Class A Ordinary Shares, including the Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants and accordingly, the Reporting Persons as of October 3, 2025, are not the beneficial owners of at least 5.00% of the Issuer's Class A Ordinary Shares. As of October 7, 2025, the Reporting Persons sold the Series B Warrants and may be deemed to beneficially own 2,537,313 Class A Ordinary Shares issuable upon the exercise of Series A Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (10/07/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (10/07/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (10/07/2025)